
07072080

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
PROCESSING
RECEIVED
JUL 03 2007
WASH. D.C.
190
SECTION

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

ITI 401(k) Plan
1907 Calumet Street
Clearwater, FL 33765-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431


PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

By: 

Name: Lester McDaniel
Title: Finance Manager

Date: June 29, 2007

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report



KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 29, 2007, relating to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2006 and 2005 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

June 29, 2007

ITI 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN

December 31, 2006 and 2005

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
ITI 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ITI 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 29, 2007

ITI 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

		2006		2005
Assets				
Investments, at fair value (note 3):	$	8,031,996	$	6,616,492
Participant contributions		66,224		40,687
Employer contributions		26,111		20,344
Accrued dividends and interest		-		916
Total assets		8,124,331		6,678,439
Liabilities				
Payable for excess contributions		2,921		2,970
Net assets available for plan benefits	$	8,121,410	$	6,675,469

See accompanying notes to financial statements.

ITI 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments (note 3)	$ 421,830	$ 197,823
Dividends	390,069	233,306
Interest on participant loans	17,468	10,470
Total investment income	829,367	441,599
Contributions:		
Participant	666,392	568,001
Employer	231,604	252,077
Total contributions	897,996	820,078
Total additions	1,727,363	1,261,677
Deductions from net assets attributed to:		
Benefits paid to participants	276,471	369,473
Loan fees (note 1)	4,951	4,161
Total deductions	281,422	373,634
Net increase	1,445,941	888,043
Net assets available for plan benefits at:		
Beginning of year	6,675,469	5,787,426
End of year	$ 8,121,410	$ 6,675,469

See accompanying notes to financial statements.

(1) Description of Plan

The ITI 401(k) Plan (the Plan) is a defined contribution plan designed in accordance with Section 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted as a defined contribution plan, covering employees of Instrument Transformers, Inc. (the Company), whose ultimate parent is General Electric Company (GE).

Franklin Templeton Investor Services, LLC (Franklin Templeton) is the trustee and record-keeper.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility

All employees, who have reached the age of 21 and who have completed at least one year of service, are eligible for participation in the Plan.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances to one or more of the following investment options:

(a) General Electric Company Common Stock (GE common stock)

(b) Franklin Cash Reserve Fund – This fund seeks a high level of current income as is consistent with the preservation of shareholders' capital and liquidity.

(c) Franklin U.S. Government Securities Fund – This fund seeks to provide high, current monthly income with a high degree of credit safety by investing at least 80% of its net assets in U.S. government securities.

(d) Franklin Templeton Mutual Qualified Fund – This fund seeks capital appreciation, with income as a secondary goal by emphasizing investments in larger and medium-sized companies.

(e) Franklin Flex Cap Growth Fund – This fund seeks capital appreciation by investing primarily in the equity securities of companies across the entire market capitalization spectrum.

(f) Franklin Balance Sheet Investment Fund – This fund seeks high total return by primarily investing in the equity securities of companies they believe are undervalued and trading at a low price relative to book value.

(g) Franklin Small-Mid Cap Growth Fund – This fund seeks long-term capital growth by investing 80% of its net assets in equity securities of small and medium-sized companies with market cap values of less than $8.5 billion.

(h) Franklin Templeton Mutual Discovery Fund – This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

(i) Franklin Templeton Foreign Fund – This fund seeks long-term capital growth by investing at least 80% of its net assets in equity securities of companies outside the United States.

(j) Three funds which seek the highest level of long-term total return, consistent with a lower level of risk:

Franklin Templeton Conservative Target Fund

Franklin Templeton Moderate Target Fund

Franklin Templeton Growth Target Fund

These funds' assets are allocated among the broad asset classes of equity, fixed-income and short term investments (money market) by investing in a distinctly-weighted combination of Franklin Templeton mutual funds (underlying funds).

(k) UBS S&P 500 Index Fund – This fund follows a passive investment approach that attempts to replicate the total return of the S&P 500 index.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

The Plan allows participants to contribute up to the maximum percentage allowed by IRS guidelines of total eligible employee compensation for the year.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,000 and $14,000 in 2006 and 2005, respectively. For other participants, the 2006 and 2005 limits were generally $20,000 and $18,000, respectively.

Employer Contributions

The Company matches 50% of participant contributions up to 14% of eligible compensation.

Participant Accounts

The benefits to which a Plan participant is entitled are the vested benefits that can be provided by contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings is based on years of continuous service. A participant is 100% vested in the Company's contributions after six years of credited service.

Participant Loans

The Plan allows participants to borrow from the Plan for any purpose. Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of all loans from the Plan during the past 12 months or 50% of their vested account balance. Loans are limited to one loan per year.

The period of any loan repayment is generally up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence, for which a longer repayment term is permissible. Loans are secured by the balance in the participant's account and bear interest at a rate determined by the Plan administrator to be reasonable, based on similar types of loans from other vendors. Repayment is made through automatic payroll deduction after taxes have been withheld.

Forfeitures

As of December 31, 2006 and 2005, forfeited non-vested amounts (including unrealized appreciation) totaled $34,970 and $13,848, respectively. Forfeitures of $45 were utilized to pay Plan expenses in 2006. No forfeitures were utilized to reduce Company contributions during 2006 and 2005 and no forfeitures were utilized to pay Plan expenses during 2005. Earnings on forfeiture balances were $819 and $752 during 2006 and 2005. Additions to forfeiture balances were $20,348 and $12,477 during 2006 and 2005.

Withdrawals

On termination of service due to death, disability or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of his or her vested account, or monthly installments over a period determined by the participant or the designated beneficiary.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. GE common stock is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day.

Short-term investments and participant loans are valued at cost, which approximates fair value

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefit payments are recorded when paid to participants.

Expenses

The Company pays Plan expenses related to trust fees, distribution fees and annual maintenance of GE common stock. All other expenses are paid by the Plan.

(3) Investments

The fair values of individual investments as of December 31, 2006 and 2005 are as follows:

		2006			2005	
Money market fund:						
Franklin Cash Reserves Fund	$	1,419,856	*	$	1,163,077	*
Mutual funds:						
Franklin U.S. Government Securities Fund		522,395	*		455,922	*
Franklin Templeton Mutual Qualified Fund		1,447,219	*		1,114,725	*
Franklin Flex Cap Growth Fund		464,704	*		414,601	*
Franklin Balance Sheet Investment Fund		1,097,825	*		923,639	*
Franklin Small-Mid Cap Growth Fund		482,165	*		431,627	*
Franklin Templeton Mutual Discovery Fund		629,179	*		481,446	*
Franklin Templeton Foreign Fund		69,274			58,711	
Franklin Templeton Conservative Target Fund		225,912			236,386	
Franklin Templeton Moderate Target Fund		638,478	*		552,271	*
Franklin Templeton Growth Target Fund		388,819			313,285	
UBS S&P 500 Index Fund		184,403			124,371	
Total mutual funds		6,150,373			5,106,984	
Common Stock:						
General Electric Company Common Stock		185,327			128,423	
Participant loans		276,440			218,008	
Total investments	$	8,031,996		$	6,616,492	

* Investment option representing more than 5% of the Plan's net assets.

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2006		2005
Common stock	$	15,846	$	(2,407)
Mutual funds		405,984		200,230
	$	421,830	$	197,823

Dividends for the years ended December 31, 2006 and 2005 were $390,069 and $233,306, respectively. Interest from participant loans for the years ended December 31, 2006 and 2005 were $17,468 and $10,470, respectively.

(4) Risks and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The majority of the Plan's investments are mutual funds and a money market fund administered by Franklin Templeton. Franklin Templeton is the record keeper and trustee as defined by the Plan. An investment held by the Plan is an investment in GE common stock issued by GE, therefore these transactions qualify as parties in interest. Fees paid by the Plan to the trustee for administrative services are included in the accompanying statements of changes in net assets available for plan benefits. Fees paid for the investment manager are included in the net asset values of the funds as a component of net appreciation in the fair value of investments in the accompanying statements of changes in net assets available for benefits.

(6) Income Tax Status

The Internal Revenue Service notified the sponsor of the prototype document that the Company has adopted by a letter dated August 7, 2001, that the form of document is qualified under the appropriate sections of the IRC. The Plan has been amended since that letter was issued. However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balance, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(8) Prohibited Transactions

In 2006 and 2005, there were inadvertent delays by the Company in submitting certain 2006 and 2005 Plan year employee contributions and participant loan repayments to the trustee in the amount of $251,534 and $139,902, respectively. The Company subsequently contributed the employee contributions and loan repayments to the Plan and reimbursed the affected participants for the lost earnings on these delayed contributions in the amount of $529 related to the 2005 delays and $1,159 related to the 2006 delays. At December 31, 2006, the Company has taken all corrective action. No further action is required.

(9) Subsequent Event

Effective May 18, 2007, the Plan has made the decision to move the recordkeeping services to BISYS Retirement Services L.P. and the trustee and custody services to MG Trust Company LLC.

ITI 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2006

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest		(d) Amount on line 4a		(e) Lost interest
Instrument Transformers, Inc.	Plan sponsor	2006 employee contributions and loan repayments not deposited to the trust in a timely manner	$	251,534	$	1,159
Instrument Transformers, Inc.	Plan sponsor	2005 employee contributions and loan repayments not deposited to the trust in a timely manner		139,902		529

There were inadvertent delays by the Company in submitting certain 2006 and 2005 employee contributions and loan repayments to the trustee. The Company reimbursed the affected participants for lost earnings in the amount of $1,159 in 2006 for 2006 delayed contributions and $529 in 2006 for 2005 delayed contributions.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule II

ITI 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2006

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest		(d) Amount on line 4a		(e) Lost interest
Instrument Transformers, Inc.	Plan sponsor	2006 employee contributions and loan repayments not deposited to the trust in a timely manner	$	251,534	$	1,159
Instrument Transformers, Inc.	Plan sponsor	2005 employee contributions and loan repayments not deposited to the trust in a timely manner		139,902		529

There were inadvertent delays by the Company in submitting certain 2006 and 2005 employee contributions and loan repayments to the trustee. The Company reimbursed the affected participants for lost earnings in the amount of $1,159 in 2006 for 2006 delayed contributions and $529 in 2006 for 2005 delayed contributions.

See accompanying Report of Independent Registered Public Accounting Firm.

END